David F. Keffer
CSRA Inc.
3170 Fairview Park Drive
Falls Church, Virginia 22042

VIA EDGAR AND OVERNIGHT DELIVERY

February 1, 2017

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    CSRA Inc.
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed May 27, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 10, 2016
File No. 001-37494

Dear Ms. Collins,

We are in receipt of your comment letter, dated January 27, 2017 (“Comment Letter”), relating to the above-listed filings of CSRA Inc. As discussed yesterday with Rebekah Lindsey, we intend to submit our response to the Comment Letter not later than February 24, 2017.

If you have any questions regarding the foregoing, please feel free to call me at (571) 446-5278.

Sincerely yours,

/s/ David F. Keffer
David F. Keffer
Executive Vice President and Chief Financial Officer
CSRA Inc.